                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
               EXCHANGE ACT OF 1934               [FEE REQUIRED]


For the fiscal year ended December 31, 1993



                                       or




     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
               EXCHANGE ACT OF 1934               [NO FEE REQUIRED]



For the transition period from ________________  to ______________________



Commission file number 0-7469




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             TJ INTERNATIONAL, INC.
                               PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             TJ INTERNATIONAL, INC.
                               380 East ParkCenter
                                  P. O. Box 65
                               Boise, Idaho  83707

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        TJ International, Inc.
                                        Profit Sharing Plan
                                        ----------------------------------------
                                        (Name of Plan)



 Date  June 21, 1994                    Valerie A. Heusinkveld
     ------------------                 ----------------------------------------
                                        (Signature)
                                        Valerie A. Heusinkveld
                                        Committee Member, Profit Sharing Plan
                                        Administrative Committee

                CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated April 15, 1994, included in this Form 11-K for the year ended December 31, 1993, into the Company's previously filed Registration Statement on Form S-8 (33-21870).



                                          ARTHUR ANDERSEN & CO.

Boise, Idaho
  June 20, 1994

          TJ INTERNATIONAL, INC.
          PROFIT SHARING PLAN
          FINANCIAL STATEMENTS
          AS OF DECEMBER 31, 1993, 1992 AND 1991

          TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee of the
TJ International, Inc. Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the TJ International, Inc. Profit Sharing Plan (the Plan) as of December 31, 1993, 1992 and 1991 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of TJ International, Inc. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993, 1992 and 1991 and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 1 through 4 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and/or the Securities and Exchange Commission rules and regulations under the Securities and Exchange Act of 1934. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




                                             ARTHUR ANDERSEN & CO.

Boise, Idaho
  April 15, 1994

                             TJ INTERNATIONAL, INC.


                               PROFIT SHARING PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                     December 31,
                                      -----------------------------------------
                                         1993           1992           1991
                                      -----------    -----------    -----------
ASSETS

Investments, at current value         $76,658,492    $56,520,713    $52,219,567

Cash and cash equivalents               2,391,066        819,520        830,247

Receivables:
  Employer contributions                1,071,258        387,305         82,968
  Employee contributions                  413,977        330,824        225,723
  Interest and dividends                   33,309         19,938         18,123
  Other                                      --            3,386           --
                                      -----------    -----------    -----------
                                       80,568,102     58,081,686     53,376,628
                                      -----------    -----------    -----------

LIABILITIES

Accrued management fees                   107,174         82,988         82,454
Other accounts payable                  1,799,981        300,001         14,300
                                      -----------    -----------    -----------
                                        1,907,155        382,989         96,754
                                      -----------    -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS     $78,660,947    $57,698,697    $53,279,874
                                      ===========    ===========    ===========


            The accompanying notes and Supplemental Schedules 1 and 2
               are an integral part of these financial statements.

                             TJ INTERNATIONAL, INC.


                               PROFIT SHARING PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                 For the Years Ended
                                                     December 31
                                      -----------------------------------------
                                         1993           1992           1991
                                      -----------    -----------    -----------
Investment income:
Interest income                       $ 1,191,281    $ 1,102,565    $   943,545
Dividend income                           108,645         67,621         58,131
Management fees and other                (420,128)      (373,546)      (327,178)
                                      -----------    -----------    -----------
                                          879,798        796,640        674,498
                                      -----------    -----------    -----------

Gain on disposition of
  investments, net                      1,224,122        993,718        286,264
Unrealized appreciation of
  investments, net                     13,515,374      1,833,295      8,639,114

Contributions:
  Employee                              4,831,067      4,037,055      3,135,272
  Employer                              2,416,204      1,572,468      1,047,572
                                      -----------    -----------    -----------

                                        7,247,271      5,609,523      4,182,844
                                      -----------    -----------    -----------

Total additions                        22,866,565      9,233,176     13,782,720

Plan benefit claims distributed
  during the year                      (1,969,747)    (4,844,699)    (2,679,422)

Plan transfers and merger                  65,432         30,346        108,439
                                      -----------    -----------    -----------

Net increase during the year           20,962,250      4,418,823     11,211,737

Net assets available for
  benefits, beginning of year          57,698,697     53,279,874     42,068,137
                                      -----------    -----------    -----------

Net assets available for
  benefits, end of year               $78,660,947    $57,698,697    $53,279,874
                                      ===========    ===========    ===========


            The accompanying notes and Supplemental Schedules 1 and 2
               are an integral part of these financial statements.

                             TJ INTERNATIONAL, INC.


                               PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.  PLAN DESCRIPTION:

The TJ International, Inc. Profit Sharing Plan (the Plan) is a defined contribution plan sponsored by TJ International, Inc. (the Company). The Plan is administered by an Administrative Committee (the Committee) appointed by the Company's Board of Directors. Substantially all eligible employees are participants in the Plan.

Individual accounts are maintained under the following funds for each participant:

- - - - - -    A compensation reduction fund consisting of participant contributions in selected amounts between 2% to 15% of their compensation limited to a maximum contribution as set by the Internal Revenue Service.

- - - - - -    A Company matching fund to which the Company makes a matching contribution equal to the first 2% contributed to the compensation reduction fund.

- - - - - -    A profit sharing fund consisting of an annual Company contribution which is determined by a formula based on the Company's annual net income with certain discretionary powers exercisable by the Company's Board of Directors.  This contribution, as well as any forfeitures, is allocated using a formula based on participants' annual earnings and years of Plan participation.

- - - - - -    An employee pre-1973 after tax contribution fund consisting of participants' contributions made to the Plan prior to 1973.

Contributions are credited to the participants' accounts as payrolls are processed throughout the year or annually, as appropriate. The Company profit sharing and Company matching accounts are subject to vesting provisions of the Plan as described in Note 5. Participants are always fully vested in their compensation reduction and pre-1973 contribution account balances. Effective January 1, 1994, in addition to the 100% matching contribution on the first 2% contributed by an employee, the Company's Board of Directors extended the Company's matching contributions to the Plan to include a 50% match on the next 2% of compensation contributed by an employee. The Company's maximum matching contribution will be 3% of an employee's compensation.

Earnings or losses on the investments held by the Trust are allocated to the participants' accounts based on the beginning-of-quarter balances.

The assets of the Plan are held in trust by West One Bank (the Trustee), Columbia Trust Company and U.S. Trust Company (custodians).

The Plan's investment managers have discretionary authority to apportion funds deposited under their contract among various investments in the manner they believe to be consistent with the Committee's Plan investment objectives. Additionally, certain investment criteria to be followed by the Trustees regarding the temporary investment of assets has been established by the Committee. Each investment manager's performance is periodically reviewed and evaluated by the Committee.

Substantially all expenses of administration of the Plan, except for custodial fees, brokerage fees, management fees, taxes on security transactions and fifty percent of the employee record keeping fees, are paid by the Company.

The Plan received a determination letter on July 3, 1986, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's tax counsel believe that the Plan is currently in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of the financial statement date.

On August 26, 1993, the Company's Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend. On October 1, 1993, one share of common stock was issued for each share outstanding as of September 7, 1993. All 1993 share information included in these financial statements and notes is based on the increased number of shares of common stock after giving retroactive effect to the stock split.

2.  SIGNIFICANT ACCOUNTING POLICIES:

The Plan's financial statements have been prepared on the accrual basis of accounting. Assets of the Plan are valued at current value as of the date of the financial statements. Market value fluctuations in the Investment Contract Fund reflect changes in the effective yield on the underlying securities and have been included in interest income. Contributions from the Company are recorded in conformity with the Company's funding policy and were received subsequent to year-end.

Certain reclassifications, have been made to the 1992 and 1991 totals in order to conform to the current year presentation.

3.  INVESTMENTS:

The following is a brief description of the investment funds:

- - - - - -    The Balanced Fund seeks to protect principal against inflation through income and market appreciation.  The investment objective of the Balanced
     Fund is to provide a positive annual rate of return and preservation of principal over a full market cycle.  The Balanced Fund is invested as part of a collective investment fund held by Columbia Trust Company, Portland,
     Oregon, as custodian.  The Balanced Fund may invest in stocks, bonds, and real estate, guaranteed investment contracts, short-term investments and other assets deemed appropriate by the fund investment manager.

- - - - - -    The Diversified Stock Fund seeks to provide market appreciation.  The investment objective of the Diversified Stock Fund is to provide maximum long-term investment growth over a full market cycle.  The Columbia Trust
     Company is the investment manager of the Diversified Stock Fund.  The
     Diversified Stock Fund is invested as part of a collective investment fund held by Columbia Trust Company, Portland, Oregon, as custodian.  The
     Diversified Stock Fund invests in stocks and cash.

- - - - - -    The Investment Contract Fund seeks to provide a stable rate of return.  The
     Investment Contract Fund is a combination of individual guaranteed investment contracts ("GICs") and collectively invested GICs held by U.S.
     Trust Company and managed by Morley Capital Management, Inc., Portland,
     Oregon.  The Investment Contract Fund invests in GICs issued by insurance companies and short-term investments.

- - - - - -    The TJ International Common Stock Fund seeks to allow participants to share in the performance of the Company through equity ownership.  This fund is invested in shares of Company common stock and short-term investments.

Net realized gain (determined on an average cost basis) on disposition of investments in securities for the three years ended December 31, 1993 were as follows:


                                                                           TJ
                                                      Diversified    International
                                        Balanced         Stock          Common
                                          Fund           Fund         Stock Fund       Total
                                       -----------    -----------    ------------   -----------
1991
Proceeds                               $22,869,112     $  416,318       $  2,709    $23,288,139
Cost                                    22,682,992        315,791          3,092     23,001,875
                                       -----------     ----------       --------    -----------
Net realized gain (loss)               $   186,120     $  100,527       $   (383)   $   286,264
                                       ===========     ==========       ========    ===========

1992
Proceeds                               $ 3,115,644     $  861,123       $   --      $ 3,976,767
Cost                                     2,415,585        567,464           --        2,983,049
                                       -----------     ----------       --------    -----------
Net realized gain (loss)               $   700,059     $  293,659       $   --      $   993,718
                                       ===========     ==========       ========    ===========
1993
Proceeds                               $ 1,822,933     $2,306,664       $198,851    $ 4,328,448
Cost                                     1,238,889      1,621,953        243,484      3,104,326
                                       -----------     ----------       --------    -----------
Net realized gain                      $   584,044     $  684,711       $(44,633)   $ 1,224,122
                                       ===========     ==========       ========    ===========


The changes in the net unrealized appreciation (depreciation) of investments during the three years ended December 31, 1993 were as follows:


                                                                           TJ
                                                      Diversified    International
                                        Balanced         Stock          Common
                                          Fund           Fund         Stock Fund       Total
                                       -----------    -----------    ------------   -----------
Unrealized appreciation
  (depreciation) at
  December 31, 1990                     $   (4,972)    $1,252,821     $ (560,651)   $   687,198

Appreciation on fund-to-fund
  transfers                                   --             --          (41,179)       (41,179)

Depreciation on benefit
  distributions-in-kind                       --             --            9,284          9,284

1991 change in unrealized
  appreciation (depreciation)            4,901,418      3,151,416        586,280      8,639,114
                                        ----------     ----------     ----------    -----------

Unrealized appreciation
  (depreciation) at
  December 31, 1991                      4,896,446      4,404,237         (6,266)     9,294,417

Appreciation on fund-to-fund
  transfers                                   --             --           (5,389)        (5,389)

Appreciation on benefit
  distributions-in-kind                       --             --          (11,692)       (11,692)

1992 change in unrealized
  appreciation (depreciation)            1,232,104        808,257       (207,066)     1,833,295
                                        ----------     ----------     ----------    -----------

Unrealized appreciation
  (depreciation) at
  December 31, 1992                      6,128,550      5,212,494       (230,413)    11,110,631

Appreciation on fund-to-fund
  transfers                                   --             --         (459,157)      (459,157)

Appreciation on benefit
  distributions-in-kind                       (514)            12        (15,346)       (15,848)

1993 change in unrealized
  appreciation (depreciation)            2,498,254      1,542,990      9,474,130     13,515,374
                                        ----------     ----------     ----------    -----------

Unrealized appreciation at
  December 31, 1993                     $8,626,290     $6,755,496     $8,769,214    $24,151,000
                                        ==========     ==========     ==========    ===========



The Investment Contract Fund included an investment in the U.S. Trust Presentation Fund with a current value of $11,636,218, which exceeds 5% of plan net assets available for plan benefits.

4.  CONTRIBUTIONS:

Participants in the Plan may make compensation reduction contributions to any of the investment options. The Company's matching contribution is contributed to the Investment Contract Fund.

The Company's annual profit sharing contribution, if any, is contributed to the Investment Contract Fund. The Company made profit sharing contributions of $928,500 and $543,445 for 1993 and 1992, respectively. The Company's Board of Directors, as allowed by the Plan, directed the contributions to be evenly divided between the Company's Profit Sharing Plan and the Employee Stock Ownership Plan in 1993 and 1992. For 1991, the Company did not make a profit sharing contribution as the Company was not profitable.

As of December 31, 1993, 1992 and 1991, there were approximately 1,961, 1,842, and 1,704 participants in the Plan, respectively, some of whom have elected to invest in more than one fund. The approximate number of participants investing in each fund was:


                                                         December 31
                                                  -------------------------
                                                   1993      1992      1991
                                                  -----     -----     -----
          Balanced Fund                           1,180     1,146     1,110
          Diversified Stock Fund                    755       671       512
          Investment Contract Fund                  852       834       539
          TJ International Common Stock Fund        840       461       393


5.  VESTING:

Upon termination of employment, participants are entitled to receive their compensation reduction amounts, their pre-1973 contributions and their vested portion of the Company's contributions, as adjusted by allocated earnings or losses resulting from Plan investments. Participants become vested as follows:



            Completed Years      7 or                        2 or
          of Vesting Service     more    6    5    4    3    less
          ------------------     --------------------------------
          Vested Percentage      100%   80%  60%  40%  20%    0%


In the event of termination of employment prior to the completion of seven years of vested service for any reason other than retirement, death or disability, a participant forfeits the non-vested portion in his or her account balance. The Plan's break in service provisions provide that the forfeiture of non-vested participant's account balance and credited years of service will occur in the year the Plan participation ceases. However, if the participant returns to active participation before the fifth consecutive one-year break in service, the non-vested account balance will be reinstated to the participant's account. A one-year break in service is a Plan year in which a participant is credited with 500 or less hours of service. These forfeitures, totaling $411,156, $280,704 and $314,975 in 1993, 1992 and 1991, respectively, are allocated to the remaining participants in the Plan. The Plan had $162,389, $72,462 and $0 unallocated forfeitures as of December 31, 1993, 1992 and 1991, respectively.

In the event of a Plan termination, all participant accounts become fully vested.

6.  PLAN TRANSFERS AND MERGER:

In compliance with the Tax Reform Act of 1986, the Company's Employee Stock Ownership Plan (ESOP) participants age 55 or older and with at least ten years of ESOP participation must be allowed the opportunity to diversify their investment from Company stock to a minimum of three investment options. Accordingly, eligible ESOP participants may elect to transfer all or a portion of their account balance to the four investment options in the Plan. Eligible participants elected to transfer their account balances totaling $65,432, $30,346, and $108,439 in 1993, 1992 and 1991, respectively, from the ESOP to the Plan.

7.  RECONCILIATION TO THE PLAN TAX RETURN:

At December 31, 1993, 1992 and 1991, the net assets available for benefits includes $519,019, $541,722 and $1,380,761, respectively, of amounts which are due to participants but have not been paid. These amounts have been accrued as liabilities and subtracted from net assets available for benefits in the Plan's tax return.

                                                         SUPPLEMENTAL SCHEDULE 1


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                               PROFIT SHARING PLAN
                                 PLAN NUMBER 002
          STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991



                                                                                        TJ
                                                                      Investment   International
                                         Balanced     Diversified      Contract       Common
As of December 31, 1993                    Fund        Stock Fund        Fund       Stock Fund      Total Plan
- - - - - -----------------------                -----------    -----------    -----------   -------------   -----------
ASSETS
Investments, at current value          $25,312,867    $15,084,217    $17,091,499    $19,169,909    $76,658,492
Cash and cash equivalents                  130,715        896,094      1,354,637          9,620      2,391,066
Receivables:
  Employer contributions                      --             --        1,071,258           --        1,071,258
  Employee contributions                   155,563         89,347         96,345         72,722        413,977
  Interest and dividends                       720            686            443         31,460         33,309
  Due (to) from other funds                159,968       (692,832)    (1,304,033)     1,836,897           --
  Other                                       --             --             --             --             --
                                       -----------    -----------    -----------    -----------    -----------
                                        25,759,833     15,377,512     18,310,149     21,120,608     80,568,102
                                       -----------    -----------    -----------    -----------    -----------
LIABILITIES
  Accrued management fees                   53,296         32,745         17,100          4,033        107,174
  Other accounts payable                      --             --             --        1,799,981      1,799,981
                                       -----------    -----------    -----------    -----------    -----------
                                            53,296         32,745         17,100      1,804,014      1,907,155
                                       -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS      $25,706,537    $15,344,767    $18,293,049    $19,316,594    $78,660,947
                                       ===========    ===========    ===========    ===========    ===========


                                                                                        TJ
                                                                      Investment   International
                                         Balanced     Diversified      Contract       Common
As of December 31, 1992                    Fund        Stock Fund        Fund       Stock Fund      Total Plan
- - - - - -----------------------                -----------    -----------    -----------   -------------   -----------
ASSETS
Investments, at current value          $22,778,502    $13,693,180    $15,707,926     $4,341,105    $56,520,713
Cash and cash equivalents                  146,012          8,688        364,909        299,911        819,520
Receivables:
  Employer contributions                      --             --          387,305           --          387,305
  Employee contributions                   134,881         69,769         84,298         41,876        330,824
  Interest and dividends                       528            143            342         18,925         19,938
  Due (to) from other funds               (115,312)       (87,305)       175,214         27,403           --
  Other                                      3,386           --             --             --            3,386
                                       -----------    -----------    -----------     ----------    -----------
                                        22,947,997     13,684,475     16,719,994      4,729,220     58,081,686
                                       -----------    -----------    -----------     ----------    -----------
LIABILITIES
  Accrued management fees                   46,657         28,689          6,989            653         82,988
  Other accounts payable                      --             --             --          300,001        300,001
                                       -----------    -----------    -----------     ----------    -----------
                                            46,657         28,689          6,989        300,654        382,989
                                       -----------    -----------    -----------     ----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS      $22,901,340    $13,655,786    $16,713,005     $4,428,566    $57,698,697
                                       ===========    ===========    ===========     ==========    ===========


                                                         SUPPLEMENTAL SCHEDULE 1


                             TJ INTERNATIONAL, INC.



                                EIN:  82-0250992
                               PROFIT SHARING PLAN
                                 PLAN NUMBER 002
          STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 and 1991



                                                                                        TJ
                                                                      Investment   International
                                         Balanced     Diversified      Contract       Common
As of December 31, 1991                    Fund        Stock Fund        Fund       Stock Fund      Total Plan
- - - - - -----------------------                -----------    -----------    -----------   -------------   -----------
ASSETS
Investments, at current value          $23,836,982    $12,927,388    $12,112,910     $3,342,287    $52,219,567
Cash and cash equivalents                   11,214           --          818,448            585        830,247
Receivables:
  Employer contributions                      --             --           82,968           --           82,968
  Employee contributions                   104,884         45,026         43,697         32,116        225,723
  Interest and dividends                       419            234          2,522         14,948         18,123
                                       -----------    -----------    -----------     ----------    -----------
                                        23,953,499     12,972,648     13,060,545      3,389,936     53,376,628
                                       -----------    -----------    -----------     ----------    -----------
LIABILITIES
  Accrued management fees                   48,769         27,226          5,687            772         82,454
  Other accounts payable                      --           14,300           --             --           14,300
                                       -----------    -----------    -----------     ----------    -----------
                                            48,769         41,526          5,687            772         96,754
                                       -----------    -----------    -----------     ----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS      $23,904,730    $12,931,122    $13,054,858     $3,389,164    $53,279,874
                                       ===========    ===========    ===========     ==========    ===========


                                                         SUPPLEMENTAL SCHEDULE 2


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                               PROFIT SHARING PLAN
                                 PLAN NUMBER 002
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991



                                                                                        TJ
                                                                      Investment   International
                                         Balanced     Diversified      Contract       Common
As of December 31, 1993                    Fund        Stock Fund        Fund       Stock Fund      Total Plan
- - - - - -----------------------                -----------    -----------    -----------   -------------   -----------
Investment income:
  Interest income                      $    11,414    $     1,717    $ 1,177,778     $      372    $ 1,191,281
  Dividend income                             --             --             --          108,645        108,645
  Management fees and other               (205,311)      (129,256)       (75,505)       (10,056)      (420,128)
Gain (loss) on disposition of
  investments,net                          584,044        684,711           --          (44,633)     1,224,122
Unrealized appreciation of
  investments, net                       2,498,254      1,542,990           --        9,474,130     13,515,374
Contributions:
  Employee                               1,805,619      1,166,669      1,082,576        776,203      4,831,067
  Employer                                    --             --        2,416,204           --        2,416,204
Plan benefit claims distributed
  during the year                         (856,218)      (473,763)      (487,962)      (151,804)    (1,969,747)
Transfers among funds, net              (1,037,429)    (1,110,230)    (2,536,336)     4,683,995           --
Plan merger and transfers                    4,824          6,143          3,289         51,176         65,432
                                       -----------    -----------    -----------    -----------    -----------
Net increase during the year             2,805,197      1,688,981      1,580,044     14,888,028     20,962,250

Net assets available for benefits,
  beginning of year                     22,901,340     13,655,786     16,713,005      4,428,566     57,698,697
                                       -----------    -----------    -----------    -----------    -----------

Net assets available for benefits,
  end of year                          $25,706,537    $15,344,767    $18,293,049    $19,316,594    $78,660,947
                                       ===========    ===========    ===========    ===========    ===========


                                                         SUPPLEMENTAL SCHEDULE 2


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                               PROFIT SHARING PLAN
                                 PLAN NUMBER 002
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991



                                                                                        TJ
                                                                      Investment   International
                                         Balanced     Diversified      Contract       Common
As of December 31, 1992                    Fund        Stock Fund        Fund       Stock Fund      Total Plan
- - - - - -----------------------                -----------    -----------    -----------   -------------   -----------
Investment income:
  Interest income                      $     4,415    $     1,471    $ 1,095,127     $    1,552    $ 1,102,565
  Dividend income                             --             --             --           67,621         67,621
  Management fees and other               (193,208)      (114,314)       (61,843)        (4,181)      (373,546)
Gain on disposition of
  investments,net                          700,059        293,659           --             --          993,718
Unrealized appreciation (deprecia-
  tion) of investments, net              1,232,104        808,257           --         (207,066)     1,833,295
Contributions:
  Employee                               1,674,989        907,426        902,379        552,261      4,037,055
  Employer                                    --             --        1,572,468           --        1,572,468
Plan benefit claims distributed
  during the year                       (2,163,676)    (1,038,573)    (1,419,506)      (222,944)    (4,844,699)
Transfers among funds, net              (2,258,556)      (133,262)     1,569,037        822,781           --
Plan merger and transfers                      483           --              485         29,378         30,346
                                       -----------    -----------    -----------     ----------    -----------
Net increase during the year            (1,003,390)       724,664      3,658,147      1,039,402      4,418,823

Net assets available for benefits,
  beginning of year                     23,904,730     12,931,122     13,054,858      3,389,164     53,279,874
                                       -----------    -----------    -----------     ----------    -----------

Net assets available for benefits,
  end of year                          $22,901,340    $13,655,786    $16,713,005     $4,428,566    $57,698,697
                                       ===========    ===========    ===========     ==========    ===========


                                                         SUPPLEMENTAL SCHEDULE 2


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                               PROFIT SHARING PLAN
                                 PLAN NUMBER 002
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991



                                                                                        TJ
                                                                      Investment   International
                                         Balanced     Diversified      Contract       Common
As of December 31, 1991                    Fund        Stock Fund        Fund       Stock Fund      Total Plan
- - - - - -----------------------                -----------    -----------    -----------   -------------   -----------
Investment income:
  Interest income                      $    15,820    $     1,800    $   925,484     $      441    $   943,545
  Dividend income                             --             --             --           58,131         58,131
  Management fees and other               (181,157)       (98,947)       (44,741)        (2,333)      (327,178)
Gain (loss) on disposition of
  investments,net                          186,120        100,527           --             (383)       286,264
Unrealized appreciation of
  investments, net                       4,901,418      3,151,416           --          586,280      8,639,114
Contributions:
  Employee                               1,490,174        613,600        550,170        481,328      3,135,272
  Employer                                    --             --        1,047,572           --        1,047,572
Plan benefit claims distributed
  during the year                       (1,293,322)      (532,561)      (618,624)      (234,915)    (2,679,422)
Transfers among funds, net              (1,741,261)       236,065      1,479,069         26,127           --
Plan merger and transfers                   45,494           --           62,945           --          108,439
                                       -----------    -----------    -----------     ----------    -----------

Net increase during the year             3,423,286      3,471,900      3,401,875        914,676     11,211,737

Net assets available for benefits,
  beginning of year                     20,481,444      9,459,222      9,652,983      2,474,488     42,068,137
                                       -----------    -----------    -----------     ----------    -----------

Net assets available for benefits,
  end of year                          $23,904,730    $12,931,122    $13,054,858     $3,389,164    $53,279,874
                                       ===========    ===========    ===========     ==========    ===========


                                                         SUPPLEMENTAL SCHEDULE 3


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                               PROFIT SHARING PLAN
                                 PLAN NUMBER 002
                                  BALANCED FUND
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1993




                                                                     Current
  Identity of Issue    Description of Investment        Cost          Value
- - - - - -------------------------------------------------------------------------------
Shearson Lehman     Short-term income fund,
                    130,715 participation units,
                    interest rates and due dates
                    variable                        $   130,715   $   130,715
                                                    ===========   ===========

Columbia Trust      Balanced fund, 3,921,861
  Company*          participation units             $16,686,577   $25,312,867
                                                    ===========   ===========

*     Known party-in-interest.


                                                         SUPPLEMENTAL SCHEDULE 3


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                               PROFIT SHARING PLAN
                                 PLAN NUMBER 002
                             DIVERSIFIED STOCK FUND
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1993



                                                                     Current
  Identity of Issue    Description of Investment        Cost          Value
- - - - - -------------------------------------------------------------------------------
Shearson Lehman     Short-term income fund, 896,094
                    participation units, interest
                    rates and due dates variable    $   896,094   $   896,094
                                                    ===========   ===========

Columbia Trust      Diversified Stock Investment
  Company*          Fund, 1,782,288 participation
                    units.                          $ 8,328,721   $15,084,217
                                                    ===========   ===========

*     Known party-in-interest.


                                                         SUPPLEMENTAL SCHEDULE 3


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                               PROFIT SHARING PLAN
                                 PLAN NUMBER 002
                            INVESTMENT CONTRACT FUND
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1993



                                                                     Current
  Identity of Issue    Description of Investment        Cost          Value
- - - - - -------------------------------------------------------------------------------
Shearson Lehman     Short-term income fund,
                    1,354,630 participation units,
                    interest rates and due dates
                    variable                         $1,354,630    $1,354,630

U.S. Trust Company* Short-term income fund, 7
                    participation units, interest
                    rates and due dates variable              7             7
                                                     ----------    ----------
                    Total Investment Contract Fund
                    cash equivalents                 $1,354,637    $1,354,637
                                                     ==========    ==========

Confederation Life  Guaranteed investment contract
                    number 62513, 8.77% rate of
                    return, July 2, 1996 maturity
                    date                             $  617,011    $  617,011

Crown Life          Guaranteed investment contract
                    number GARC-9003944, 9.20% rate
                    of return, July 5, 1995 maturity
                    date                              1,019,950     1,019,950

Life of Virginia    Guaranteed investment contract
                    number GS-2554, 7.63% rate of
                    return, February 28, 1997
                    maturity date                       572,022       572,022

Manufacturers Life  Guaranteed Investment Contract
                    number GD-38331, 9.11% rate of
                    return, May 8, 1995 maturity date   782,576       782,576


                                                         SUPPLEMENTAL SCHEDULE 3


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                               PROFIT SHARING PLAN
                                 PLAN NUMBER 002
                            INVESTMENT CONTRACT FUND
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1993



                                                                     Current
  Identity of Issue    Description of Investment        Cost          Value
- - - - - -------------------------------------------------------------------------------
Penn Mutual Life    Guaranteed investment contract
                    number GVC-91101, 9.35% rate of
                    return, November 29, 1995
                    maturity date                   $   673,929   $   673,929

Protective Life     Guaranteed investment contract
                    number GA-556, 8.73% rate of
                    return, March 2, 1996 maturity
                    date                                739,732       739,732

Safeco Life         Guaranteed investment contract
  Insurance Co.     number LP-133970, 8.54% rate of
                    return, May 15, 1996 maturity
                    date                                434,184       434,184

Sun Life Assurance  Guaranteed investment contract
                    number S-0717-G, 8.7% rate of
                    return, September 2, 1996
                    maturity date                       615,877       615,877

U.S. Trust          U.S. Trust Preservation Fund
  Company*          503,776 participation units,
                    interest rates and due dates
                    variable                         11,636,218    11,636,218
                                                    -----------   -----------
                    Total investment contract fund
                    investments                     $17,091,499   $17,091,499
                                                    ===========   ===========

                                                         SUPPLEMENTAL SCHEDULE 3


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                               PROFIT SHARING PLAN
                                 PLAN NUMBER 002
                       TJ INTERNATIONAL COMMON STOCK FUND
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1993



                                                                     Current
  Identity of Issue    Description of Investment        Cost          Value
- - - - - -------------------------------------------------------------------------------
Shearson Lehman     Short-term income fund,
                    9,620 participation units,
                    interest rates and due dates
                    variable                         $    9,620    $    9,620
                                                     ==========    ==========

TJ International,   633,716 shares common stock     $10,400,695   $19,169,909
  Inc.*                                             ===========   ===========


* Known party-in-interest


                                                         SUPPLEMENTAL SCHEDULE 4


                             TJ INTERNATIONAL, INC.


                                EIN:  82-0250992
                               PROFIT SHARING PLAN
                                 PLAN NUMBER 002
                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993



                  Description                     Total        Total                Expenses               Current Value
Identity       Assets, Interest      Number      Dollar       Dollar                Incurred               Of Assets On     Net Gain
of Party           Rate and            of       Value of     Value of      Lease      With       Cost of    Transaction        or
Involved         Maturity Date    Transactions  Purchases      Sales      Rental  Transactions   Assets        Date          (Loss)
- - - - - ------------- ------------------- ------------ ----------- ------------ -------- ------------- --------- --------------- -----------
Shearson        Short-term
Lehman          Income Fund,
                interest rates
                and maturity
                dates variable         53      $      --    $10,322,711     N/A      $  --     $10,322,711  $10,322,711   $   --

Shearson        Short-term
Lehman          Income Fund,
                interest rates
                and maturity
                dates variable         53       12,963,693         --       N/A         --      12,963,693   12,963,693       --

West One        Corporate Money
Bank *          Market Account,
                interest rate
                and maturity
                dates variable          7             --      6,794,704     N/A         --       6,794,704    6,794,704       --

West One        Corporate Money
Bank *          Market Account,
                interest rate
                and maturity
                dates variable          9        6,794,704         --       N/A         --       6,794,704    6,794,704       --

TJ              Common Stock           40        6,484,176         --       N/A         --       6,484,176    6,484,176       --
International,
Inc. *

TJ              Common Stock            5             --      1,000,010     N/A         --         801,111    1,000,010    198,899
International,
Inc. *

U.S. Trust      U.S. Trust
Company*        Preservation
                Fund                    3        1,874,989         --       N/A         --       1,874,989    1,874,989       --

U.S. Trust      U.S. Trust
Company*        Preservation
                Fund                   --             --      1,269,998     N/A         --       1,032,105    1,269,998    237,893


* Known party-in-interest
